SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

CVS/CAREMARK CORPORATION
(Name of Issuer)

CVS/CAREMARK CORPORATION (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.01 Par Value
(Title of Class of Securities)

126650100
(CUSIP Number of Class of Securities)

David B. Rickard
Executive Vice President, Chief Financial Officer
and Chief Administrative Officer
CVS/Caremark Corporation
One CVS Drive
Woonsocket, RI 02895
(401) 765-1500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Louis Goldberg, Esq.
John D. Amorosi, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,250,000,000	$161,175
*
Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 150,000,000 outstanding shares of Common Stock at the price of $35.00 per share.

**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.0000307.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $161,175
Form of Registration No.: Schedule TO
Filing Party: CVS/Caremark Corporation
Date Filed: March 28, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on March 28, 2007 by CVS/Caremark Corporation, a Delaware corporation (“CVS/Caremark” or the “Company”) relating to the offer by the Company to purchase up to 150,000,000 shares of its common stock, $0.01 par value per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price of $35.00 per share, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase dated March 28, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as amended or supplemented from time to time, constitute the “Offer”). This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.

The information in the Offer is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On April 25, 2007, the Company issued a press release announcing the final results of the tender offer, which expired at 12:00 midnight, New York City time, on April 24, 2007. A copy of the press release is filed as Exhibit (a)(5)(iii) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(iii)    Press Release, dated April 25, 2007, of CVS/Caremark Corporation”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CVS/CAREMARK CORPORATION

By:	/s/ David B. Rickard
Name:	David B. Rickard
Title:	Executive Vice President, Chief Financial Officer and Chief Administrative Officer

Dated: April 25, 2007

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase dated March 28, 2007.*
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 28, 2007.*
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 28, 2007.*
(a)(1)(vi)	Letter to Former Caremark Rx, Inc. shareholders dated March 28, 2007.*
(a)(1)(vii)	Supplemental Instructions for Former Registered Holders of Caremark Stock.*
(a)(1)(viii)	Letter to participants in the 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies dated March 28, 2007.*
(a)(1)(ix)	Instruction Form for 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies.*
(a)(1)(x)	Letter to Participants in the CareSave 401(k) Retirement Savings Plan dated March 28, 2007.*
(a)(1)(xi)	Instruction Form for CareSave 401(k) Retirement Savings Plan.*
(a)(1)(xii)	Letter to participants in the CareStock Employee Stock Purchase Plan dated March 28, 2007.*
(a)(1)(xiii)	Instruction Form for CareStock Employee Stock Purchase Plan.*
(a)(1)(xiv)	Letter to participants in the CVS Corporation 1999 Employee Stock Purchase Plan dated March 28, 2007.*
(a)(1)(xv)	Instruction Form for the CVS Corporation 1999 Employee Stock Purchase Plan dated March 28, 2007.*
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Form of summary advertisement dated March 28, 2007.*
(a)(5)(ii)	Press Release dated March 28, 2007, announcing commencement of the Tender Offer.*
(a)(5)(iii)	Press Release, dated April 25, 2007, of CVS/Caremark Corporation. **
(b)
Bridge Credit Agreement, dated as of March 15, 2007, among CVS Corporation, the Lenders party thereto, Lehman Commercial Paper Inc, as Administrative Agent, Morgan Stanley Senior Funding, Inc., as Syndication Agent, The Bank of New York, Bank of America, N.A. and Wachovia Bank, National Association, as Co-Documentation Agents (incorporated by reference to Exhibit 10.3 to the CVS/Caremark Corporation Current Report on Form 8-K filed on March 23, 2007).*

(d)(1)(i)
CVS Corporation 1996 Directors Stock Plan, as amended and restated November 5, 2002 (incorporated by reference to Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 28, 2002).*

(d)(1)(ii)	Deferred Stock Compensation Plan (incorporated by reference to Exhibit 10(iii)(A)(xi) to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1997).*
(d)(1)(iii)	1997 Incentive Compensation Plan as amended (incorporated by reference to Exhibit D of the Registrant’s Definitive Proxy Statement filed March 26, 2004).*
(d)(1)(iv)	Description of the Long-Term Performance Share Plan (incorporated by reference to Exhibit 10.27 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended January 1, 2000).*
(d)(1)(v)	1999 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.A of the Registrant’s Definitive Proxy Statement filed March 4, 1999).*
(d)(1)(vi)
Form of Non-Qualified Stock Option Agreements between the Registrant and the selected employees of the Registrant (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated January 5, 2005).*

(d)(1)(vii)
Form of Restricted Stock Unit Agreement between the Registrant and the selected employees of the Registrant (incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K dated January 5, 2005).*

Exhibit Number	Description

(d)(1)(viii)
Form of Replacement Restricted Stock Unit Agreement between the Registrant and the selected employees of the Registrant (incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report on Form 8-K dated January 5, 2005).*

d(1)(ix)
Form of Restricted Stock Unit Agreement between the Registrant and the Registrant’s President and Chief Executive Officer (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended October 1, 2005).*

(g)	Not applicable.
(h)	Not applicable.

*	Previously filed on Schedule TO on March 28, 2007.
**	Filed herewith.